New Motion LLC (the “Company”) a California Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Unaudited

New Motion, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 US Bank Main Checking	44,033.12
1020 US Bank Payroll Account	7,133.06
1050 US Bank Savings	500.61
Total Bank Accounts	**$51,666.79**
Accounts Receivable	
1100 Accounts Receivable	17,236.40
Total Accounts Receivable	**$17,236.40**
Other Current Assets	
1060 Credit Card Clearing Account	3,637.77
1070 Cash Drawer	810.17
1080 Safe	1,776.00
12100 Inventory Asset	42,699.01
Total Other Current Assets	**$48,922.95**
Total Current Assets	**$117,826.14**
Fixed Assets	
1500 Furniture and Equipment	172,061.82
1520 Leasehold Improvements	116,007.95
1700 Accumulated Depreciation	-224,259.17
Total Fixed Assets	**$63,810.60**
Other Assets	
1800 Security Deposit	8,000.00
1900 Goodwill	85,000.00
1950 Accumulated Amortization	-40,534.36
Total Other Assets	**$52,465.64**
TOTAL ASSETS	**$234,102.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	66,647.46
Total Accounts Payable	**$66,647.46**
Credit Cards	
2150 Credit Card Citi Card	50.73
2160 Chase - M	6,638.88
2180 American Express Business Card	12,783.80
2200 Credit Card Chase	14,766.37
2217 Reserve Line Account	7,244.07
2220 Reserve Line - US Bank ODP	1,129.21

New Motion, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$42,613.06**
Other Current Liabilities	
2250 Gift Card Liability	534.10
2300 CA Sales Tax Payable	4,216.74
2400 Payroll Liabilities	10,068.62
Total Other Current Liabilities	**$14,819.46**
Total Current Liabilities	**$124,079.98**
Long-Term Liabilities	
2500 Acion / Accessity Loan	21,291.15
2520 Canning Line Lease	5,224.00
2525 Label Machine Lease	8,458.90
2530 Seller Note	57,945.61
2554 Balboa Capital LOC	117,934.34
2555 Sofi Loan	93,881.15
2557 BlueVine Line of Credit	12,498.42
2558 Square Loan	55,724.34
2559 KP Line of Credit	307,341.00
Total Long-Term Liabilities	**$680,298.91**
Total Liabilities	**$804,378.89**
Equity	
3030 Kyle Pool Equity	-88,434.81
3040 Andy Sist Equity	-100,222.07
3045 Ariana Jarrell Equity	-28,634.74
3048 Megan Alkana Equity	-28,635.74
3051 Cody Morris Equity	-15,634.45
3054 Mainchain Ventures Equity	-2,863.57
3057 Andrew Kelly Equity	-7,823.62
3060 Aaron and Darlene Hart	30,000.00
3062 Francis Garcia	20,000.00
3064 Shayne and Eliza Granflor	31,983.33
3066 Leilani Ferrer Equity	50,000.00
3068 The Tiki Blinders, LLC Equity	25,000.00
3070 Erica and Arno Sist	61,375.00
3072 Kinh Ma	36,825.00
3074 Linda Pool	6,137.50
3076 Cameron and Sheena Cali	12,275.00
3078 Cullen Cali	6,137.50
3080 David Colturi	12,275.00
3082 Geri Brousseau	2,455.00
3084 Ryan Kwiecinski	6,137.50
3086 Pete Tuccillo and Lara Embrry	4,910.00
3088 Jose Furlong	24,550.00

New Motion, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
3090 Stephanie Lam	12,275.00
3092 Pattie Antich	30,687.50
3094 Kelley Tonegato	2,455.00
3096 Steve and Chelsea Schoeni	61,083.33
3098 Mike and Shelia Stefancin	6,108.33
3100 Andrew Hendrickson	8,551.67
3102 Jack Antich	2,443.33
3104 Katie Simms	2,420.00
3106 Steve Jarrell & Bernice Tonegato-Jarrell	6,050.00
3108 Matt Dolmage	9,680.00
3112 Emerson Herrera	11,983.33
3114 Kevin Arucan	5,991.67
3116 Doug Young	2,981.25
3118 Kira Young	2,981.25
3120 Ana Guzman	11,866.67
3122 Danh Duong	5,933.33
3124 ABV Holdings, LLC	11,691.67
3126 Susan and Tim Zwick	5,933.33
3128 Van and Anna Chanhkhiao	5,904.17
3130 Sergio Gomez	5,845.83
3132 Royce Renfroe	23,383.33
3200 Retained Earnings	-510,471.00
Net Income	-353,867.33
Total Equity	**$ -570,276.51**
TOTAL LIABILITIES AND EQUITY	**$234,102.38**

New Motion, LLC
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Total Bank Accounts	$ 37,105.63
Accounts Receivable	
Total Accounts Receivable	$ 57,802.98
Other Current Assets	
12100 Inventory Asset	
Total 12100 Inventory Asset	$ 77,664.38
Total Other Current Assets	$ 83,780.38
Total Current Assets	$ 178,688.99
Fixed Assets	
Total Fixed Assets	$ 33,580.60
Other Assets	
Total Other Assets	$ 52,308.20
TOTAL ASSETS	$ 264,577.79
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Total Accounts Payable	$ 58,553.00
Credit Cards	
Total Credit Cards	$ 49,556.49
Other Current Liabilities	
Total Other Current Liabilities	$ 10,620.87
Total Current Liabilities	$ 118,730.36
Long-Term Liabilities	
Total Long-Term Liabilities	$ 651,855.38
Total Liabilities	$ 770,585.74
Equity	
3000 Opening Balance Equity	0.00
Total 3030 Kyle Pool Equity	-$ 60,375.63
3040 Andy Sist Equity	-100,222.07
3045 Ariana Jarrell Equity	-28,634.74
3048 Megan Alkana Equity	-28,635.74
3051 Cody Morris Equity	-15,634.45
3054 Mainchain Ventures Equity	-2,863.57
3057 Andrew Kelly Equity	-7,823.62
3060 Aaron and Darlene Hart	30,000.00

3062 Francis Garcia	20,000.00
3064 Shayne and Eliza Granflor	31,983.33
3066 Leilani Ferrer Equity	50,000.00
3068 The Tiki Blinders, LLC Equity	25,000.00
3070 Erica and Arno Sist	61,375.00
3072 Kinh Ma	36,825.00
3074 Linda Pool	6,137.50
3076 Cameron and Sheena Cali	12,275.00
3078 Cullen Cali	6,137.50
3080 David Colturi	12,275.00
3082 Geri Brousseau	2,455.00
3084 Ryan Kwiecinski	6,137.50
3086 Pete Tuccillo and Lara Embrry	4,910.00
3088 Jose Furlong	24,550.00
3090 Stephanie Lam	12,275.00
3092 Pattie Antich	30,687.50
3094 Kelley Tonegato	2,455.00
3096 Steve and Chelsea Schoeni	61,083.33
3098 Mike and Shelia Stefancin	6,108.33
3100 Andrew Hendrickson	8,551.67
3102 Jack Antich	2,443.33
3104 Katie Simms	2,420.00
3106 Steve Jarrell & Bernice Tonegato-Jarrell	6,050.00
3108 Matt Dolmage	9,680.00
3112 Emerson Herrera	11,983.33
3114 Kevin Arucan	5,991.67
3116 Doug Young	2,981.25
3118 Kira Young	2,981.25
3120 Ana Guzman	11,866.67
3122 Danh Duong	5,933.33
3124 ABV Holdings, LLC	11,691.67
3126 Susan and Tim Zwick	5,933.33
3128 Van and Anna Chanhkhiao	5,904.17
3130 Sergio Gomez	5,845.83
3132 Royce Renfroe	23,383.33
3133 Foodmasters LLC	100,000.00
3200 Retained Earnings	-649,837.55
Net Income	-278,291.40
Total Equity	**-$ 506,007.95**
TOTAL LIABILITIES AND EQUITY	**$ 264,577.79**

New Motion, LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
3900 Sub Lease	5,653.50
4010 Distribution Sales	621,790.99
4400 Contract Brewing Sales	38,026.79
4500 Taproom Sales	292,362.92
4600 Event Income	58,331.69
4800 Ecommerce Sales	101.59
Total Income	**$1,016,267.48**
Cost of Goods Sold	
5000 Brewery Cost of Goods Sold	507,356.64
5500 Taproom Cost of Goods Sold	209,402.92
5600 Merchandise COGS	2,746.96
5700 Apparel COGS	5,291.46
5800 Ecommerce COGS	216.92
Total Cost of Goods Sold	**$725,014.90**
GROSS PROFIT	**$291,252.58**
Expenses	
6000 Marketing Expense	52,673.74
60200 Automobile Expense	2,944.16
60400 Bank Service Charges	3,201.80
62500 Dues, Subscriptions, licenses	3,678.85
63300 Insurance Expense	6,705.98
64300 Meals and Entertainment	3,400.46
64900 Office Expense	1,839.83
6500 Sales Expense	92,956.18
6520 Out of Spec Product Return	1,830.83
6550 Admin Guarented Payments	133,730.14
6600 Payroll Wages	15,540.39
6670 Professional Fees	7,501.00
6710 Rent Expense	116,985.00
6720 Repairs & Maintenance	11,016.79
6735 Furniture, Fixtures, and Equip	1,278.50
6740 Pest Control	1,089.00
6840 Travel Expense	785.36
6860 Utilities	53,343.22
Uncategorized Expense	129.40
Total Expenses	**$510,630.63**
NET OPERATING INCOME	**$ -219,378.05**
Other Income	
83000 R&D Tax credit	14,923.40
Total Other Income	**$14,923.40**

New Motion, LLC

Profit and Loss

January - December 2023

	TOTAL
Other Expenses	
63400 Interest Expense	73,249.36
63405 Convertable Note Interest Accrl	24,289.92
6900 Taxes	4,677.04
71000 Depreciation Expense	45,345.00
72000 Amortization Expense	1,851.36
Total Other Expenses	**$149,412.68**
NET OTHER INCOME	**$ -134,489.28**
NET INCOME	**$ -353,867.33**

New Motion, LLC
Profit and Loss
January - December, 2024

	Total
Income	
3900 Sub Lease	3,000.00
4005 Supplies Sales	1,368.20
4010 Distribution Sales	0.00
4020 Kegged Product	0.00
4021 Kegged Beer	270,513.93
4022 Kegged Tea	6,638.60
4024 Kegged Seltzer	1,813.00
Total 4020 Kegged Product	**$ 278,965.53**
4030 Packaged Product	0.00
4032 Packaged Beer	220,384.77
4034 Packaged Tea	14,983.28
4036 Packged Seltzer	0.00
Total 4030 Packaged Product	**$ 235,368.05**
4040 Tap Handles	1,270.00
Total 4010 Distribution Sales	**$ 515,603.58**
4400 Contract Brewing Sales	43,326.59
4500 Taproom Sales	172,577.78
4550 On Premise Sales	
4552 On Premise Beer	119,239.74
4554 On Premise Tea	19,097.02
4556 On Premise Seltzer	22,947.19
4558 On Premise Kombucha	2,071.69
Total 4550 On Premise Sales	**$ 163,355.64**
4560 Off Premise Sales	
4562 Off Premise Beer	22,323.86
4564 Off Premise Tea	6,934.24
4566 Off Premise Seltzer	0.00
4568 Off Premise Kombucha	0.00
Total 4560 Off Premise Sales	**$ 29,258.10**
4570 Merchandise Sales	20.00
4580 Apparel Sales	68.00
4590 Food Sales	160.00
Total 4500 Taproom Sales	**$ 192,861.74**
4600 Event Income	617.78
4610 Event Room Rental	62,414.23
Total 4600 Event Income	**$ 63,032.01**
4700 Satellite Tasting Room	0.00
4702 Rising Sun Collective	1,658.00

4704 On Prem Beer	4,981.00
4706 On Prem Tea	1,085.00
4708 On Prem Seltzer	1,006.68
4710 Off Prem Beer	968.38
4712 Off Prem Tea	641.68
Total 4702 Rising Sun Collective	**$ 10,340.74**
Total 4700 Satellite Tasting Room	**$ 10,340.74**
4800 Ecommerce Sales	2,475.80
4840 Shipping and Delivery Income	0.00
Total 4800 Ecommerce Sales	**$ 2,475.80**
Total Income	**$ 832,008.66**
Cost of Goods Sold	
5000 Brewery Cost of Goods Sold	
5001 Distro COGS	
5002 Distro Keg Beer COGS	81,154.18
5003 Distro Keg Tea COGS	1,991.58
5004 Distro Keg Seltzer COGS	543.90
5005 Distro Keg Kombucha COGS	0.00
5006 Distro Package Beer COGS	66,115.43
5007 Distro Package Tea COGS	4,494.98
5008 Distro Package Seltzer COGS	0.00
5009 Distro Package Kombucha COGS	0.00
Total 5001 Distro COGS	**$ 154,300.07**
5100 COGS Manufactured	0.00
5101 Yeast	558.65
5102 Chemicals	860.50
5103 Brewery Supplies	2,524.71
5104 CO2	22,294.23
5107 CA ABC Excise Taxes	5,537.34
5200 Brewery Labor	0.00
5210 Brewery Wages	126,068.09
5212 401k Contribution1	0.00
Total 5210 Brewery Wages	**$ 126,068.09**
5220 Brewery Taxes	13,302.07
5240 Brewery Benefits	0.00
5242 Health	0.00
Total 5240 Brewery Benefits	**$ 0.00**
Total 5200 Brewery Labor	**$ 139,370.16**
Total 5100 COGS Manufactured	**$ 171,145.59**
5150 Kegs	33,260.85
Total 5000 Brewery Cost of Goods Sold	**$ 345,666.76**
5500 Taproom Cost of Goods Sold	0.00
5510 On Premise Beverage COGS	0.00
5512 Beer	11,923.97

5514 Tea	1,909.70
5516 Seltzer	2,294.72
5518 Kombucha	207.17
Total 5510 On Premise Beverage COGS	**$ 15,063.41**
5520 Off Premise Beverage COGS	0.00
5522 Beer	4,464.77
5524 Tea	1,386.85
5526 Seltzer	0.00
5528 Kombucha	0.00
Total 5520 Off Premise Beverage COGS	**$ 5,851.62**
5530 Taproom Supplies	2,379.92
5532 Glassware	911.03
5535 Propane	1,449.66
5536 Rags, Bathroom, Cleaning Supply	2,553.17
Total 5530 Taproom Supplies	**$ 7,293.78**
5540 Taproom Merchant Fees	3,744.64
5545 Tap Room Discounts	0.00
5550 Taproom Labor	0.00
5552 Taproom Wages	63,332.44
5553 401k Contribution2	0.00
Total 5552 Taproom Wages	**$ 63,332.44**
5554 Taproom Taxes	9,552.93
Total 5550 Taproom Labor	**$ 72,885.37**
5560 Line Cleaning	2,400.00
5570 Event Costs	3,656.12
5597 Cal Recycle Fees	0.00
Total 5500 Taproom Cost of Goods Sold	**$ 110,894.94**
5800 Ecommerce COGS	0.00
5820 Freight and Shipping Costs	379.72
Total 5800 Ecommerce COGS	**$ 379.72**
Total Cost of Goods Sold	**$ 456,941.42**
Gross Profit	**$ 375,067.24**
Expenses	
6000 Marketing Expense	2,250.74
6010 Graphic Design	2,935.00
6015 Digital Media	2,275.00
6030 Distro Marketing Expense	0.00
6034 POS Materials	759.49
Total 6030 Distro Marketing Expense	**$ 759.49**
6035 Competition	759.00
6050 Digital Ads	2,994.51
6055 Print Ads	836.98
6060 Marketing Labor	0.00
6062 Marketing Wages	3,500.00

Total 6060 Marketing Labor	**$ 3,500.00**
Total 6000 Marketing Expense	**$ 16,310.72**
60200 Automobile Expense	563.19
60400 Bank Service Charges	4,031.48
62500 Dues, Subscriptions, licenses	3,698.37
63300 Insurance Expense	7,960.16
64300 Meals and Entertainment	2,476.67
64900 Office Expense	695.55
6500 Sales Expense	51,000.00
6510 Sales Labor	0.00
6512 Sales Wages	71,164.22
6512.5 401k Contribution4	0.00
Total 6512 Sales Wages	**$ 71,164.22**
6513 Sales Expenses	14,423.66
6514 Sales taxes	5,452.97
6518 Sales Benefits	0.00
6519 Sales Health Insurance	0.00
Total 6518 Sales Benefits	**$ 0.00**
Total 6510 Sales Labor	**$ 91,040.85**
Total 6500 Sales Expense	**$ 142,040.85**
6550 Admin Guarented Payments	121,939.70
6600 Payroll Wages	2,500.00
6610 Payroll Subscription	3,629.88
6615 401k Subscription Fees	3,536.22
6620 Payroll Taxes	0.00
6630 Workers Comp	9,800.22
Total 6600 Payroll Wages	**$ 19,466.32**
6670 Professional Fees	0.00
6671 Legal	2,195.00
Total 6670 Professional Fees	**$ 2,195.00**
6710 Rent Expense	135,174.00
6720 Repairs & Maintenance	10,015.78
6735 Furniture, Fixtures, and Equip	1,858.85
6800 Interest Paid	0.00
6860 Utilities	0.00
6862 Trash	8,380.60
6864 Internet/ Phone	2,962.97
6868 Electric	33,578.73
6870 Gas	9,847.11
Total 6860 Utilities	**$ 54,769.41**
Total Expenses	**$ 523,196.05**
Net Operating Income	**-$ 148,128.81**
Other Income	
83000 R&D Tax credit	21,906.81

Total Other Income	**$**	**21,906.81**
Other Expenses		
63400 Interest Expense		104,873.04
71000 Depreciation Expense		45,345.00
72000 Amortization Expense		1,851.36
Total Other Expenses	**$**	**152,069.40**
Net Other Income	**-$**	**130,162.59**
Net Income	**-$**	**278,291.40**

Statement of Cash Flows

New Motion, LLC

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	**-$307,973.27**
INVESTING ACTIVITIES	**$47,196.36**
FINANCING ACTIVITIES	**$208,023.22**
NET CASH INCREASE FOR PERIOD	**-$52,753.69**
Cash at beginning of period	**$103,920.48**
CASH AT END OF PERIOD	**$51,166.79**

Statement of Cash Flows

New Motion, LLC

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	**-$149,707.88**
INVESTING ACTIVITIES	**$47,196.36**
FINANCING ACTIVITIES	**$90,284.78**
NET CASH INCREASE FOR PERIOD	**-$12,226.74**
Cash at beginning of period	**$51,166.79**
CASH AT END OF PERIOD	**$38,940.05**

New Motion, LLC

Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	-$570,276.51	
Net profit/loss	-$278,291.40	-$353,867.33
Retained Earnings	-$649,837.55	-$510,471.00
Ending Balance	-$506,007.95	-$570,276.51

Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

New Motion, LLC (the "Company") is a limited liability company organized in October 2018 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. RELATED PARTY TRANSACTIONS

The company entered into multiple related party convertible note transactions in July 2021. These convertible notes have a 7% interest rate and 20% discount rate.

Investor	Amount Invested	Relationship
Erica and Arno Sist	$50,000	Family of President Andy Sist
Jose Furlong	$25,000	Family of General Manager Megan Alkana
Kelley Tonegato	$5,000	Family of Strategic Advisor Ariana Jarrell
Steve and Chelsea Schoeni	$50,000	Family of Board Member Cody Morris
Steve Jarrell & Bernice Tonegato-Jarrell	$5,000	Family of Strategic Advisor Ariana Jarrell
Linda Pool	$5,000	Family of CEO Kyle Pool
Geri Brousseau	$4,000	Family of Strategic Advisor Ariana Jarrell

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.